[redacted]

09058074

SEC Mail Processing Section

MAR 02 2009

Washington, DC 110

CM

…MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 43rd Street
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent W. Johnston — 212-850-4997 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/18

OATH OR AFFIRMATION

I, Brent W. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSP Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Compliance Officer

Title

Notary Public

PATRICIA A. STEIGERWALD
Notary Public, State of New York
No. 01ST4714250
Qualified in Nassau County
Commission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member
GSP Securities LLC:

We have audited the accompanying statement of financial condition of GSP Securities LLC (the Company), a majority owned subsidiary of Emigrant Bancorp, Inc, as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSP Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

GSP SECURITIES LLC
(A Majority Owned Subsidiary of Emigrant Bancorp, Inc)

Statement of Financial Condition

December 31, 2008

Assets

Cash and equivalents:		
On deposit with affiliate	$	109,102
On deposit with nonaffiliate		100,000
Total assets		209,102

Liabilities and Member's Equity

Liabilities:		
Due to affiliates		77,696
Accrued expenses payable		65,000
Total liabilities		142,696
Member's Equity:		
Member's capital		200,000
Retained deficit		(133,594)
Total member's equity		66,406
Total liabilities and member's equity	$	209,102

See accompanying notes to financial statements.

GSP SECURITIES LLC
(A Majority Owned Subsidiary of Emigrant Bancorp, Inc)

Statement of Operations

Year ended December 31, 2008

Revenues	$	—
Expenses:		
Facilities and services expenses		44,438
Professional fees		65,000
Travel and entertainment		23,186
Regulatory fees and expenses		970
Total expenses		133,594
Net loss	$	(133,594)

See accompanying notes to financial statements.

GSP SECURITIES LLC
(A Majority Owned Subsidiary of Emigrant Bancorp, Inc)

Statement of Changes in Member's Equity

Year ended December 31, 2008

Member's Equity, December 31, 2007	$	100,000
Member contributions		100,000
Net loss		(133,594)
Member's Equity, December 31,2008	$	66,406

See accompanying notes to financial statements.

GSP SECURITIES LLC
(A Majority Owned Subsidiary of Emigrant Bancorp, Inc)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(133,594)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in due to affiliates		77,696
Increase in accrued expenses payable		65,000
Net cash provided by operating activities		9,102
Cash flows from financing activities:		
Member contribution		100,000
Net cash provided by financing activities		100,000
Net increase in cash and cash equivalents		109,102
Cash and equivalents at beginning of year		100,000
Cash and equivalents at end of year	$	209,102

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

GSP Securities LLC, a Delaware limited liability company (the Company) was established on April 27, 2007. The Company is wholly owned by Galatioto Sports Partners LLC, which in turn is majority owned by Emigrant Bancorp, Inc. (the Parent). Effective August 15, 2008 the Company became a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on that date. The Company is subject to the regulation, examination and supervision of FINRA.

The purpose of the Company is to provide advisory services in the sports finance market and to provide services in raising of capital, whether equity or debt, for sports franchises, sports facilities and the owners thereof. The Company does not carry securities accounts for customers or perform custodial functions relating to customers securities and accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in preparing the accompanying financial statements which conform to U.S. generally accepted accounting principles and practices generally followed in the securities industry:

(a) Basic Accounting Policies and Use of Estimates

The Company uses the accrual basis of accounting for financial statement purposes.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Statement of Cash Flows

Cash and equivalents consist of cash on deposit in non-interest bearing accounts.

(c) Income Taxes

The Company does not provide for income taxes in the accompanying financial statements. Under current federal and applicable state limited liability company tax laws and regulations, limited liability companies with only one member are disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company will be disregarded as an entity separate from its owner and will not be subject to federal and applicable state income taxes. For federal and applicable state income tax purposes, income or losses are included in the tax return of the Parent. Therefore, no provision for income taxes has been made in the Company's financial statements. The Parent as the member is subject to the New York City Unincorporated Business Tax. If such provision for income taxes had been made in the Company's financial statements, the resulting tax

provision would have been $0 as a result of the Company's current year taxable loss. Additionally, the Company would have recorded a deferred tax asset of approximately $53,961.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital (as defined) for a first year broker dealer not exceed a ratio of 8 to 1. In addition, in accordance with Securities and Exchange Rule 17a-11 the Company is required to maintain 120% of its minimum net capital requirement.

At December 31, 2008, the Company had a net capital deficit of $21,586, which represented a deficit of $39,423 relative to its required net capital of $17,837. The Company's net capital ratio was -661.1%. The Company remediated this net capital deficit on February 17, 2009. At February 17, 2009, the Company had net capital of $25,876, which was $13,972 in excess of required net capital of $11,904.

The Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, as defined.

(4) Financial Instruments Fair Value Information

All of the financial instruments of the Company are reported at carrying amounts that approximate fair value due to the short maturity of these financial instruments.

(5) Related Party Transactions

The Company has entered into various transactions with wholly owned subsidiaries of the Parent. The significant transactions are summarized as follows:

(a) Cash and equivalents

The Company maintained $109,102 on deposit with Emigrant Bank in a non-interest bearing checking account at December 31, 2008.

(b) Due to Affiliates

The Company, through an Assignment and Assumption Agreement, dated August 15, 2008, has entered into a Facilities and Services Agreement with 6 East 43rd Street Management Corp, for occupancy and other services (utilities, maintenance, etc.), and with Emigrant Bank for technology, communications and other operational services. The Company incurred $44,438 of such expenses during 2008.

The Company incurred $24,156 of operating expenses, related to regulatory expenses and reimbursable employee expenses, which were paid by and are due to Emigrant Bank.

The Company received a $9,102 cash reimbursement during December 2008 for employee expenses related to advisory services performed prior to GSP Securities LLC becoming a broker dealer. Such expenses were paid by and are due to Emigrant Bank.

(Continued)

(c) *Employee Compensation*

The Company's operations are fully staffed by employees of other affiliates of the Parent. Individuals responsible for generating revenue will be compensated by the Company on a percentage of the Company's profits (commission basis). The affiliates of the Parent will absorb expenses related to the salaries and benefits of individuals providing back office support. These amounts are immaterial for the year ended December 31, 2008.

(6) Financial Transactions

The Company's financial transactions will primarily involve the collection of fees related to its efforts in providing mergers and acquisitions advisory work, cash placement fees related to serving as an agent for private placement activities and fees collected related to referral services based on the Company's principals' contacts and relationships in the professional sports industry.

In connection with these activities the Company's credit and market risk exposure is not deemed to be material.

Schedule I

GSP SECURITIES LLC

(A Majority Owned Subsidiary of Emigrant Bancorp, Inc)

Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1

December 31, 2008

Net capital:		
Total member's equity	$	66,406
Deductions and/or changes:		
Nonallowable assets:		
Cash		87,992
Net capital deficit before haircuts on securities		(21,586)
Haircuts on investments owned		—
Net capital deficit	$	(21,586)
Aggregate indebtedness:		
Items included in statement of financial condition	$	—
Due to affiliates and accrued expenses payable		142,696
Total aggregate indebtedness	$	142,696
Computation of basic net capital requirements:		
Minimum net capital required	$	17,837
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement		17,837
Net capital deficiency		39,423
Ratio of aggregate indebtedness to net capital		-6.611 to 1

There are no material differences between this computation of net capital requirement and the corresponding computation prepared by the Company for inclusion in its amended unaudited FOCUS report as of December 31, 2008, filed on February 20, 2009.

See accompanying independent auditors' report.

GSP SECURITIES LLC

(A Majority Owned Subsidiary of Emigrant Bancorp, Inc)

Statement of Exemption from Rule 15c3-1

December 31, 2008

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying independent auditors' report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for
Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3

The Member
GSP Securities LLC:

In planning and performing our audit of the financial statements of GSP Securities LLC (the Company), a majority owned subsidiary of Emigrant Bancorp, Inc, as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009

KPMG

GSP SECURITIES LLC

(A Majority Owned Subsidiary of Emigrant Bancorp, Inc)

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)